203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

October 28, 2013

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Suzanne Hayes
Assistant Director Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 001-31811

Dear Ms. Hayes:

Reference is made to your letter dated September 30, 2014 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the Commission on April 30, 2014. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company advise the Staff of when it will provide a response. The Company had previously informed the Staff that it planned to provide a response by October 28, 2014.

In order to respond more fully to the Comment Letter, the Company would be grateful for the additional opportunity to gather necessary facts and to engage in a further detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to provide its responses to the Staff by no later than November 11, 2014. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by November 11, 2014.

Ms. Suzanne Hayes

Securities and Exchange Commission, p. 2

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the Company’s Investor Relations Department, to the attention of Kwansic Lee at +822-2125-2110 (fax: +822-2125-2293), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099).

Sincerely,

/s/ Kwansic Lee
Kwansic Lee
General Director, Investor Relations Department

cc:	Christian Windsor
Division of Corporation Finance

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP